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                                                                    EXHIBIT 3.2

                       DIGITAL MICROWAVE CORPORATION

                    RESOLUTIONS FROM THE REGULAR MEETING
                                     OF
                           THE BOARD OF DIRECTORS

                                May 13, 1997


              AMENDMENT OF BYLAWS AND APPOINTMENT OF DIRECTOR

     On motion duly made and seconded, the following resolutions were unanimously adopted:

     WHEREAS, Article III, Section 1 of the Bylaws of the Corporation, as amended to date, set the size of the Corporation's Board of Directors at five
(5) members;

     WHEREAS, the Corporation wishes to add a new member to its Board of Directors and, therefore, wishes to increase the size of its Board of Directors to six (6) members;

     WHEREAS, Article VI of the Corporation's Restated Certificate of Incorporation authorizes the Board of Directors to make, repeal, alter, amend and rescind from time to time any or all of the Bylaws of the Corporation;

     NOW, THEREFORE, BE IT RESOLVED, that Article III, Section 1 of the Bylaws of the Corporation be amended to read in full as follows:

          "The number of directors that shall constitute the whole board shall be six (6). The directors shall be elected at the annual meeting of the stockholders, except as provided in Section 2 of this Article, and each director shall hold office until his or her successor is elected and qualified. Directors need not be stockholders."

     FURTHER RESOLVED, that John Combs be and he is hereby elected to the newly created directorship resulting from the increase in the authorized number of directors.